EXEMPTION # 82-4619

Open Joint Stock Company
BURYATZOLOTO

9 Tzivileva Street, Ulan-Ude, 670034 Republic of Buryatia
tel. (+007 3012) 27 21 10, fax (+007 3012) 44 01 07

02060061

02 NOV 27 AM 9:18

21 November 2002

The U.S. Securities and Exchange Commissio
Office of International Corporate Finance
450 Fifth Street, N.Y.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A

SUPPL

Re: Exemption # 82-4619

Dear Sir or Madam:

On behalf of AO Buryatzoloto (the Company), a company incorporated in the Russian Federation, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Security Exchange Act of 1934.

Document Description

A copy of the company's report for the nine month period ended 30 September 2002.

Yours truly,

Alexander Balabanov
Chairman of the Board

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Attachment

EXEMPTION # 82-4619

OPEN JOINT STOCK COMPANY

BURYATZOLOTO

January-September 2002
9 Months Report

Ulan-Ude
Republic of Buryatia
Russian Federation

GENERAL DIRECTOR'S MESSAGE

Buryatzoloto gold production for the nine-month period ending September 30, 2002 totaled 117,866 ounces (3,666 kg), 6 % above the budget and a 4.5% increase from the result for the corresponding period of last year when 112,841 ounces (3,509.7 kg) of gold was produced. The Company is on track to achieve and exceed annual production target of 150,000 ounces this year.

The Irokinda mine continues to remain the major contributor to the production growth of Buryatzoloto and demonstrated an 11% increase in gold production year-on-year compared with 9 months of 2001. The following is summary of operations results:

	Zun-Holba Mine		**Irokinda Mine**		**Placer**		**Total**	
	9m 2002	**9m 2001**	**9m 2002**	**9m 2001**	**9m 2002**	**9m 2001**	**9m 2002**	**9m 2001**
Gold production (oz)	52,176	52,034	63,004	56,583	2,686	4,224	117,866	112,841
Tonnes Mined	173,657	164,915	184,505	183,615			358,162	348,530
Tonnes Milled	170,711	168,827	179,039	170,683			349,750	339,510
Head grade (gram/t)	10.2	10.3	11.6	11.0			10.7	10.6
Recovery, %	93.4	93.3	95.2	94.6			94.3	93.9
Total cash costs ($/oz)	191	179	174	151	225	236	183	166

The increased cash costs resulted primarily from the elimination of Government rebate on qualified exploration expenditures and higher cost of consumables as Rouble continued to strengthen against US Dollar in real terms.

The Company has commissioned in early October the 86 km long power line that connected the Zun-Holba mine to the local power grid. This will have positive impact on mine operating cost as energy cost will be lowered down substantially. The project was implemented three months ahead of schedule and within the budget cost of US $7.7 million. The project was financed by the second loan provided to the Company by the European Bank for Reconstruction and Development and repayable by 2007.

At the Zun-Holba mine the Company progressed with the development of shaft levels. The Main Shaft was sunk to the target level of 1,490 meters and the construction of the Support Shaft will be completed in January 2003. In order to respond to increased rock stress to improve safety of operation as mining proceeds to depth the Company plans to introduce undercut and fill mining method at Zun-Holba in 2003. The preparatory work is currently underway and the filling mass preparation complex will be commissioned before the year end.

The placer produced 2,687 ounces (83.6 kg) of gold for the nine months of this year compared with 4,227 ounces (131.4 kg) produced for the corresponding period of 2001. The production results were impacted by a temporary suspension of mining in summer due to river overflow.

Buryatzoloto sold to commercial banks for the period under consideration a total of 114,115 ounces (3,549.3 kg) of gold, a 2.4% increase compared to sales volume for the corresponding period of 2001. The average realized metal price for the period was US $305 per ounce (including a gain on a hedging program) compared to average price of US $266 per ounce realized for the nine months of 2001. The existing hedging program expires in 2004 and includes series of forward sales of less than 5% of the Company's annual gold production at prices exceeding US $400 per ounce, which are linked to the EBRD loan amortization and interest payments.

During the first nine months of 2002 AO Buryatzoloto spent US $3,801,000 for exploration compared to US $3,076,000 spent in the preceding year. The completed work included 41,771 meters of surface and underground drilling, 1,106 meters of underground drifting and 46,388 cubic meters of trenching and will enable to fully replace by the year end the ore tonnage mined out during 2002. The Company continues to pursue aggressive regional exploration program around the mines. A limited drill work at Khindikansky plot, located 5 km away from the Irokinda mill, has identified a 40 meter-wide mineralized zone hosted by the metamorphosed sedimentary rock. Within this zone a number of intersections recovered gold grades up to 35 gram per tonne over 1 meter widths. The zone extends for 4 km along the strike and has been mapped and exposed by trenches from surface. The drill work on this promising exploration target continues.

While exploration expenditures are currently funded from the Company's operating cash flow and impact our cash cost of production (in the past it was deductible from the royalty payment to the budget) the management believes that exploration activity is absolutely critical for Buryatzoloto's growth strategy and is fully justified from the risk/reward perspective in the rising gold market.

In the third quarter Buryatzoloto, jointly with High River Gold, its major shareholder started implementation of a new project located in Amur region, 70 km from Trans-Siberian rail road. Berezitovoye project is reported to contain 1.3 million ounces of gold (under Russian reserve classification system) and is amenable to low cost open pit mining. The project preparatory work has started including reserves audit, geological modeling and ore test sampling. It is the intention of High River Gold and Buryatzoloto to put feasibility work on this project on fast track in order to be in a position to make a development decision around middle of 2003.

During the past quarter the Company was in compliance with requirements of the environmental legislation.

Buryatzoloto reported an after tax profit of US $5,116,000 or US $0.70 per issued share (on a diluted basis) for the nine-month period of 2002 on revenue of US $34,796,000 compared with a profit of US $1,470,000 or US $0.20 per share on revenue of US $29,631,000 for the corresponding period of 2001. The cash flow per share for the period under consideration was US $1.34 up from US $0.90 a year ago. The improved results reflect higher realized gold price as well as higher production and sales volumes. The financial position of Buryatzoloto remains strong and the Company has sufficient liquidity.

Valery A. Dmitriev
General Director & CEO

Balance Sheets *

	30 September 2002 US $'000	31 December 2001 US $'000
ASSETS	*(Unaudited)*	*(Audited)*
Non-Current Assets		
Investments and intangibles	2,781	1,324
Property, plant and equipment (net)	56,801	53,297
Derivative asset	259	589
Total Non-Current Assets	**59,841**	**55,210**
Current Assets		
Inventories	8,635	7,996
Accounts receivable and prepayments	4,158	2,786
Deferred development expenditure	325	339
Cash and cash equivalents	1,491	1,374
Total Current Assets	**14,609**	**12,495**
TOTAL ASSETS	**74,450**	**67,705**
SHAREHOLDERS' EQUITY & LIABILITIES		
Shareholder's Equity		
Share capital	75	75
Share premium	9,715	9,715
Retained earnings	38,316	33,200
Total Shareholder's Equity	**48,106**	**42,990**
Long-term Liabilities		
Provision for restoration liability	1,308	948
Long-term debt	13,044	6,052
Hedging reserve	895	1,872
Total Long-Term Liabilities	**15,247**	**8,872**
Current Liabilities		
Accounts payable	831	1,180
Other current liabilities	1,815	3,810
Short term borrowings and current portion of long-term debt	8,451	10,853
Total Current Liabilities	**11,097**	**15,843**
Total Liabilities	**26,344**	**24,715**
TOTAL EQUITY AND LIABILITIES	**74,450**	**67,705**

*** - Restated under Canadian GAAP, including adjustments to IAS financial statements for 2001.**

Profit and Loss Account*

	9 months ended 30 September 2002 US $'000	9 months ended 30 September 2001 US $'000
		(Unaudited)
Sales revenue	34,444	29,110
Other income (incl. proceeds from hedging)	352	521
Cost of sales	(22,151)	(20,396)
Gross profit	**12,645**	**9,235**
Exploration expenses	(2,705)	(3,076)
General and administrative expenses	(2,707)	(2,535)
Operating profit/(loss)	**7,233**	**3,624**
Finance costs	(909)	(1,181)
Foreign exchange gain/(loss)	126	256
Profit/(loss) before taxation	**6,450**	**2,699**
Profit tax	(1,334)	(904)
Exceptional items		(325)
Retained profit/(loss)	**5,116**	**1,470**
Earnings/(loss) per share		
Outstanding voting shares	7,240,280	7,240,280
Earnings/(loss) per share	US $0.70	US $0.20

*** - Restated under Canadian GAAP, including adjustments to IAS financial statements for 2001.**

Cash Flow Statement *

	9 months ended 30 Sept. 2002 US $'000	9 months ended 30 Sept. 2001 US $'000 *(Unaudited)*
Cash flows from operating activities		
Profit/(loss) before financial items	5,116	1,470
Adjustments for:		
Income from hedging operations	(341)	(468)
Intangible assets' item as a result of changes in accounting legislation	125	
Depreciation and amortization	4,139	4,809
Increase in provision for restoration liability	360	301
Deferred tax	330	386
Loss on disposal of property, plant & equipment		2
Operating income before changes in working capital	**9,729**	**6,500**
Adjustments for working capital changes:		
Inventories	(639)	(400)
Current assets and advances to suppliers	(1,372)	73
Deferred expenses	14	(689)
Current liabilities	(349)	570
Finance costs paid	154	(101)
Other current liabilities	(1,995)	(2,232)
Net cash from operating activities	**5,542**	**3,721**
Cash flows used in investing activities		
Additions to property, plant and equipment	(7,640)	(3,619)
Additions to financial investments	(1,585)	(467)
Net cash used in investing activities	**(9,225)**	**(4,086)**
Cash flows from financing activities		
Short-term borrowings	(1,691)	1,260
Long-term borrowings	6,591	(932)
Redemption of preference shares	(1,100)	
Net cash from financing activities	**3,800**	**328**
Net increase/(decrease) in cash and equivalents	**117**	**(37)**
Cash and equivalents at the beginning of the period	**1,374**	**1,388**
Cash and equivalents at the end of the period	**1,491**	**1,351**

*** - Restated under Canadian GAAP, including adjustments to IAS financial statements for 2001.**

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Alexander V. Balabanov - Chairman,
Executive Director
RPFB Project Finance Ltd.

Trevor Steel
Fund Manager
Baker Steel Capital Managers

Valery A. Dmitriev
General Director and Chief Executive Officer
AO Buryatzoloto

Munko B. Dampilov
Deputy General Director and Chief Geologist
AO Buryatzoloto

Kevin E. Bortz
Director, Natural Resources
European Bank for Reconstruction and Development

Raymond Conway
Senior Banker, Natural Resources
European Bank for Reconstruction and Development

David V. Mosher
President and Chief Executive Officer
High River Gold Mines Ltd.

Laurence Curtis
President
Intrepid Minerals Inc.

Corporate Office

9 Tzivileva St., Ulan-Ude,
Republic of Buryatia,
Russian Federation, 670034
Tel: (3012) 27 21 10 Fax:(3012) 44 01 07

Registrar

Siberian-Urals Registration Centre Ltd.
28 "V" Balaklavsky Avenue, Moscow
Russian Federation, 113452
Tel: (095) 318 1434

Transfer Agent in Ulan-Ude

Mr. I.N. Khindanov
Tel: (3012) 26 31 50

Depository Bank for ADR Program

The Bank of New York
New York, USA
Tel: (212) 815 2077
Fax: (212) 571 3050

Auditors

PriceWaterhouseCoopers
Moscow
Tel: (095) 967 6000
Fax: (095) 967 6001

Bankers

International Moscow Bank
Moscow
Sberbank
Ulan-Ude, Republic of Buryatia

Financial Adviser

RPFB Project Finance Ltd.
Moscow

Stock Trading

Moscow (RTS-2)	BRZL
New York (OTC)	BYZJY
Berlin (OTC)	BYT
Frankfurt (OTC)	BYT